

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 29, 2010

Via U.S. Mail and Facsimile

Jose Rafael Fernandez
President and Chief Executive Officer
Oriental Financial Group Inc.
997 San Roberto Street
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

      **Re: Oriental Financial Group Inc.
           Form 10-K for Fiscal Year Ended December 31, 2009
           Form 10-Q for Fiscal Quarter Ended March 31, 2010
           File No. 001-12647**

Dear Mr. Fernandez:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Jose Rafael Fernandez
Oriental Financial Group Inc.
July 29, 2010
Page 2

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data, page 26

Notes to Consolidated Financial Statements

Note 2. Investments, page F-22 of Exhibit 13.0

1. Please tell us and expand your disclosure in future filings to present the
    contractual maturities of available-for-sale securities by major security type
    pursuant to ASC 320-10-50.

Note 4. Loans Receivable and Allowance For Loan Losses, page F-30 of Exhibit
13.0

2. Please tell us and revise future filings to disclose as of each balance sheet date
    presented, the amount of impaired loans for which there is a related allowance
    for credit losses determined in accordance with ASC 310-10-35 and the
    amount of that allowance and the amount of impaired loans for which there is
    no allowance for credit losses. Refer to ASC 310-10-50-15.

Item 11. Executive Compensation

General

3. We note that you have not included disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that
    disclosure is not necessary and describe the process you undertook to reach
    that conclusion. We note the disclosure beginning on page 29 under the
    heading "Risk Assessment."

Summary Compensation Table, page 35 of Definitive Proxy Statement

4. We note that discretionary cash bonuses awarded to certain named executive
    officers are included in the "All Other Compensation" column of the
    Summary Compensation Table. Discretionary cash bonuses that are not
    based on performance criteria should be reported in the "Bonus" column.
    Please provide the staff with proposed revised disclosure and confirm that

future filings will be revised accordingly. Refer to Regulation S-K
Compliance & Disclosure Interpretation 119.02 for guidance.

5. We note that performance-based cash awards to named executive officers are
    included in the "Bonus" column of the Summary Compensation Table.
    However, bonuses awarded pursuant to a plan providing for compensation
    intended to serve as incentive for performance should be reported in the
    "Non-Equity Incentive Plan Compensation" column. Please revise and
    confirm that future filings will be revised accordingly. Refer to Regulation
    S-K Compliance & Disclosure Interpretation 119.02 for guidance.

Grants of Plan-Based Awards, page 37 of Definitive Proxy Statement

6. Based on the disclosure in your document regarding annual incentive pay, it
    appears that the Grants of Plan-Based Awards table should include threshold,
    target and maximum estimated future payouts under non-equity incentive
    plans. Please provide the staff with proposed revised disclosure and confirm
    that future filings will be revised accordingly. Refer to Item 402(d) of
    Regulation S-K and Instruction 2 to that item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 42 of Definitive Proxy
Statement

7. We note the disclosure on page F-41 of Exhibit 13 to the Form 10-K that the
    bank provides loans to certain related persons. With respect to these loans,
    please provide to the staff the information required by Item 404(a)(5) of
    Regulation S-K. Alternatively, to the extent applicable, you may provide us
    with the representation contemplated by Instruction 4.c. to Item 404(a). In
    the future, information regarding loans to related persons should be provided
    in response to Item 13 of the Form 10-K. Please confirm that future filings
    will be revised accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 27

Exhibit 23.1

8. We note that the exhibit does not contain KPMG's written consent to the incorporation by reference of the auditor's reports in the registration statement on Form S-3 (file no. 333-155452). Please amend the Form 10-K to file the consent as an exhibit or tell us why you are not required to do so. Refer to Section 7(a) of the Securities Act of 1933 and Rule 439 of Regulation C.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Notes to Unaudited Consolidated Financial Statements

Note 2 – Investments, page 11

9. We note the material unrealized losses related to your non-agency collateralized mortgage obligations and structured credit investments at March 31, 2010 and December 31, 2009. Please tell us and expand your disclosures in future filings related to these investments to discuss the results of the other-than-temporary impairment model by issue. Specifically, please provide us with your full detailed analysis of these securities' impairment as of March 31, 2010 and December 31, 2009 that identifies all available positive and negative evidence considered, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support your conclusion that the impairment was not other-than-temporary. Specifically discuss the assumptions and estimates included in your analysis and how it provides your basis for determining that the security will recover its amortized cost basis.

Table 8 – Non-Performing Assets, page 50

10. Please tell us the aggregate dollar amount of loans the terms of which have been extended that are not included in the $119 million total and, if material, disclose in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the

Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or Dave Irving, Staff Accountant, at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney